Exhibit 99.1

WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

October 26, 2011

Warren Resources, Inc.

34th Floor

1114 Avenue of the Americas

New York, New York  10036

Attention Mr. Norman F. Swanton

Gentlemen:

Subject:	Evaluation of Oil and Gas Reserves
to the Interests of
Warren Resources, Inc.
Effective December 31, 2010
for Disclosure to the
Securities and Exchange Commission
Williamson Project 0.9434

Williamson Petroleum Consultants, Inc. performed the subject engineering evaluation effective December 31, 2010 at your request for the purpose of an annual update of the subject properties and to be used in Securities and Exchange Commission (SEC) filings. This evaluation was completed February 17, 2011. The properties evaluated represent 100 percent of the value of oil and gas interests owned by Warren Resources, Inc. (Warren) and are located in the states of California, New Mexico, North Dakota, Texas, and Wyoming with the majority of the value in California.

Proved reserves and future net revenue from oil and gas properties were evaluated in accordance with the Definitions of Oil and Gas Reserves from 17 CFR  § 210.4-10. Following is a summary of the results of the proved evaluation effective December 31, 2010:

	PROVED DEVELOPED PRODUCING	PROVED DEVELOPED NONPRODUCING	PROVED UNDEVELOPED	TOTAL PROVED

Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL	7,517.885	0.000	2,731.755	10,249.641
Gas, MMCF	49,300.324	0.000	18,900.146	68,200.461

Future Net Revenue, M$:
Undiscounted	383,040.250	0.000	99,072.070	482,112.344
Discounted Per Annum at 10.00 Percent	245,306.234	0.000	42,322.277	287,628.500

Note: Due to the method of rounding, Total Proved may not equal PDP + PDNP + PU.

No study was made to determine the existence of oil and gas reserves that would be categorized as probable or possible. Oil reserves are expressed in thousands of United States (U.S.) barrels (MBBL) of 42 U.S. gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist. No estimate of fair market value was made.

All data utilized in the preparation of this report with respect to interests, reversionary status, oil and gas prices, gas contract terms, operating expenses, investments, net profit interests, well information, and current operating conditions, as applicable, were provided by Warren. Production data were obtained from both public records and the client. The dates of first production for nonproducing properties were based on estimates by Warren and the actual dates may vary from those estimated.

The hydrocarbon prices used in the preparation of this report are based on SEC price parameters using the average prices during the 12-month period prior to the effective date of this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.”  The differentials used in the preparation of this report were calculated by Williamson using data supplied by Warren.

Average index prices and average realized prices after the adjustments of differentials used in this evaluation are as follows:

Geographic Area	Product	Price Reference	Average Benchmark Prices $/BBL or $MMBTU	Average Realized Prices $/BBL or $/MCF

All, USA	Oil/Condensate	WSJ WTI Cushing	79.43	73.30

Atlantic Rim, Wyoming	Gas	Gas Daily CIG	3.945	4.10

Other, USA	Gas	WSJ Henry Hub	4.370	4.46

All capital and operating costs were provided by Warren. Operating expenses were provided for the period ending no earlier than August 2010 for all properties. All available data for each property were used to determine average recurring expenses which are billable to the working interest owners. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Warren. For new and developing properties where data were unavailable, operating expenses were estimated by Warren based on analogy with similar properties. For California properties, Warren provided operating cost models which separated expenses between fixed costs, well costs, and fluid production costs.

State production taxes have been deducted at the published rates as appropriate.   Average county ad valorem taxes were deducted for those properties located in states for which the data were available or calculated based on data provided by Warren.

The operations of Warren may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause the timing and volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.  For example, permits for additional water injection wells in California have been filed but are currently pending regulatory approval.  This delay is beyond the previous approval times for injection permits.

Williamson used all engineering and geological evaluation methods and procedures considered necessary to prepare this evaluation. The estimates of reserves contained in this report were determined by accepted industry methods deemed appropriate for this type of evaluation. Methods utilized in this report include extrapolation of historical production trends, analogy to similar properties, and volumetric calculations. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends. Analogy to similar properties or volumetric calculations were used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

Williamson considers the assumptions, data, methods and procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenue herein. In our opinion the estimates of Warren Resources, Inc.’s proved reserves and future revenue shown herein are, in the aggregate, reasonable.

All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.  Warren did not request Williamson to assess the risks associated with specific regulatory issues for the properties evaluated. Neither salvage values nor abandonment costs were included in this evaluation.

Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Williamson is an employee, officer, or director of Warren. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this report.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr., P.E.

Roy C. Williamson, Jr., P.E.

RCW/JDS/RCH/trk

Williamson Petroleum Consultants, Inc.
F-81